UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Chromadex Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

171077407

(CUSIP Number)

Phillip Frost, M.D.

Frost Gamma Investments Trust

4400 Biscayne Blvd, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 171077407	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,351,521 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,351,521 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,521 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,229,542 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc. and 1,121,979 shares of common stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

(2)	Calculated based on 62,376,724 shares of common stock, par value $0.001 (the “Common Stock”), of Chromadex Corporation (the “Issuer”), outstanding as of February 20, 2021, as reported in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 22, 2021 (the “Current Report”).

CUSIP No. 171077407	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,121,979 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,121,979 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,979 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 1,121,979 shares of common stock held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Calculated based on 62,376,724 shares of the Common Stock outstanding as of February 22, 2021, as reported in the Current Report.

CUSIP No. 171077407	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Phillip and Patricia Frost Philanthropic Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,229,542 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,229,542 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,229,542 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Held by Phillip and Patricia Frost Philanthropic Foundation, Inc. of which Dr. Phillip Frost is President.

(2)	Calculated based on 62,376,724 shares of the Common Stock outstanding as of February 20, 2021, as reported in the Current Report.

CUSIP No. 171077407	SCHEDULE 13D	Page 5 of 10 Pages

EXPLANATORY NOTE

This Amendment No. 10, dated March 2, 2021 (the “Amendment”) amends and supplements certain Items of the Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, as amended on August 29, 2011, July 12, 2012, January 3, 2014, July 27, 2016, September 14, 2016, August 17, 2017, December 29, 2017, February 14, 2019 and May 9, 2019 to Schedule 13D (collectively, the “Original Schedule 13D”) and is filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “FGIT”) and Phillip and Patricia Frost Philanthropic Foundation, Inc. (“Philanthropic Foundation”, and collectively with Dr. Frost and FGIT, the “Reporting Persons”), with respect to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 10900 Wilshire Blvd. Suite 600, Los Angeles, California, 90024. Information regarding each of the reporting persons is set forth below.

As previously disclosed in the Original Schedule 13D filed with the Securities and Exchange Commission, any group between OPKO Health Inc. (“OPKO”), Dr. Frost and his affiliated entities with respect to investments in the Issuer has ceased to exist and, therefore, OPKO has been removed from this Amendment.

As a result of the transactions described herein, as of February 22, 2021, Dr. Frost ceased to beneficially own more than 5% of the Issuer’s outstanding voting securities. As such, this will be the final Schedule 13D amendment filing by the Reporting Persons, until such time, if any, as any Reporting Person acquires beneficial ownership of more than 5% of the Issuer’s outstanding voting securities.

CUSIP No. 171077407	SCHEDULE 13D	Page 6 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment of the Original Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Chromadex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 10900 Wilshire Blvd. Suite 600, Los Angeles, California, 90024.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original 13D is hereby amended and restated in its entirety to read as follows:

(a), (f) This Amendment is being filed by:

(i)	Phillip Frost, M.D.;

(ii)	Philanthropic Foundation, a corporation organized under the laws of the State of Florida; and

(iii)	FGIT, a trust organized under the laws of the State of Florida.

(b) The address of the principal business and principal office of Dr. Frost, FGIT and Philanthropic Foundation is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

(c) Dr. Frost’s principal occupation is serving as Chairman and Chief Executive Officer of OPKO. The principal business of FGIT is to invest in securities. Dr. Frost is the sole trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Philanthropic Foundation is a private charitable foundation, of which Dr. Frost is President.

(d), (e) Except as disclosed in the Original Schedule 13D, during the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 171077407	SCHEDULE 13D	Page 7 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Items 4 and 5 are incorporated by reference in their entirety into this Item 3.

For information with respect to Dr. Frost, FGIT and the Philanthropic Foundation, please refer to the Original Schedule 13D filed on January 19, 2011, as amended by Amendment No. 1 filed on August 29, 2011, Amendment No. 2 filed on July 12, 2012, Amendment No. 3 filed on January 3, 2014, Amendment No. 4 filed on July 27, 2016, Amendment No. 5 filed on September 14, 2016, Amendment No. 6 filed on August 17, 2017, Amendment No. 7 filed on December 29, 2017, Amendment No. 8 filed on February 14, 2019 and Amendment No. 9 filed on May 9, 2019, each of which is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Item 5(c) is hereby incorporated by reference.

Each of the Reporting Persons may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of each of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D.

CUSIP No. 171077407	SCHEDULE 13D	Page 8 of 10 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated in its entirety to read as follows:

(a), (b)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock
Phillip Frost, M.D.	2,351,521	(2)	3.8% (1)
Frost Gamma Investments Trust	1,121,979	(3)	1.8% (1)
Phillip and Patricia Frost Philanthropic Foundation, Inc.	1,229,542		2.0% (1)

(1)	Calculated based on 62,376,724 shares of the Common Stock outstanding as of February 20, 2021, as reported in the Current Report.
(2)	Includes 1,229,542 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc. and 1,121,979 shares of common stock held by FGIT. Dr. Phillip Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.
(3)	Includes 1,121,979 shares of common stock held by FGIT of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(c)  Since February 22, 2021 (and up to and including February 25, 2021), the Philanthropic Foundation sold an aggregate of 700,000 shares of the Issuer’s Common Stock, constituting 1.12% of the Issuer’s Common Stock beneficially owned by Philanthropic Foundation, at prices ranging from $8.00 to $12.68, and, on March 1, 2021, FGIT sold 200,000 shares of the Issuer’s Common Stock, constituting 0.32% of the Issuer’s Common Stock beneficially owned by FGIT, at prices ranging from $13.18 to $14.47. The Reporting Persons have not engaged in any other transactions with respect to the Issuer’s Common Stock during the 60 days preceding the date of this Amendment.

(d)  No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e)  As a result of the transactions described herein, as of February 22, 2021, Dr. Frost ceased to beneficially own more than 5% of the Issuer’s outstanding voting securities. As such, this will be the final Schedule 13D amendment filing by the Reporting Persons, until such time, if any, as any Reporting Person acquires beneficial ownership of more than 5% of the Issuer’s outstanding voting securities.

CUSIP No. 171077407	SCHEDULE 13D	Page 9 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
99.1	Joint Filing Agreement with Frost Gamma Investments Trust and Phillip and Patricia Frost Philanthropic Foundation, Inc. (previously filed)

CUSIP No. 171077407	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2021

Phillip Frost, M.D.

By:	/s/ Phillip Frost, M.D.

Frost Gamma Investments Trust

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

Phillip and Patricia Frost Philanthropic Foundation, Inc.

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. President